ImmunoPrecise Antibodies (IPA) Reports Financial Results and Recent Business Highlights for First Quarter Fiscal Year 2025

Achieves $5.3 Million First Quarter Revenue, Reaches Milestone Developing Antibodies End-to-End Using LENSai

VICTORIA, BRITISH COLUMBIA (CANADA), September 16, 2024 – IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (NASDAQ: IPA), an artificial intelligence-driven biotherapeutic research and technology company, today reported financial results for the first quarter of its 2025 fiscal year (“FY25”), which ended July 31, 2024. All numbers are expressed in Canadian dollars, unless otherwise noted.

"Our commitment to end-to-end in silico engineering of antibodies for challenging targets has delivered exceptional results. By harnessing our advanced computational capabilities, we've not only accelerated our R&D process, but also significantly reduced costs compared to traditional technologies,” stated Dr. Jennifer Bath, President and CEO. “Notably, two of our three wet lab locations reported impressive double-digit revenue growth this quarter, underscoring the effectiveness of our strategy. Our third site focused efforts on rebuilding its off-the-shelf inventory, a move designed to support future sales of higher-margin products. This balanced approach of driving immediate growth while strategically positioning for future profitability demonstrates our commitment to long-term value creation. Our innovative antibody development techniques, combined with astute operational decisions, reinforce our competitive edge in this dynamic market. We're confident that this multifaceted strategy will continue to drive sustainable growth and enhance shareholder value in the quarters to come.”

Business Highlights and Corporate Update

ImmunoPrecise continues to execute its growth strategy, focusing on scaling its AI-driven antibody drug discovery platforms, expanding its global client base, and optimizing operational efficiencies. The Company's comprehensive approach to antibody discovery and development is consistently yielding tangible outcomes. In the quarter ending July 31, 2024, ImmunoPrecise recorded revenue of $5.3 million, with two of its three sites delivering impressive double-digit growth rates year-over-year. While IPA's protein manufacturing site experienced a year-over-year decline this quarter, this was primarily due to an exceptionally strong performance in the previous year and rebuilding off-the-shelf inventory of higher-margin products. ImmunoPrecise's balanced approach of driving immediate growth while strategically positioning for the future underscores its commitment to long-term value creation and reinforces its competitive edge in the dynamic antibody market.

BioStrand is driving revenue growth through its LENSai platform, offering fee-for-service solutions while developing commercial products tailored to IPA's extensive client base of over 600 companies. Recently, BioStrand achieved a significant breakthrough by developing and optimizing antibodies entirely through computer simulations, targeting a protein within the Tumor Microenvironment (TME). This achievement is particularly noteworthy given the TME's intricate nature and the lack of prior structural data on the target. Despite these formidable challenges, our team successfully navigated the complexities of end-to-end in silico antibody development in this demanding context. Building on this AI-driven success, BioStrand is now accelerating the rollout of advanced in silico antibody engineering solutions, positioning the company at the forefront of computational drug discovery and potentially opening new revenue streams in this high-growth market segment.

BioStrand is also making progress in developing applications for the AWS Marketplace. For context, the AWS Marketplace is a global platform that enables partners to leverage Amazon Web Services' technologies, programs, and expertise to build and deliver cutting-edge solutions. This marketplace provides BioStrand with enhanced visibility to a broader customer base, opening new opportunities for growth and collaboration while ensuring the delivery of high-quality, AI-driven SaaS solutions.

Talem Therapeutics and BioStrand have partnered to enhance Talem's lead therapeutic assets using BioStrand's LENSai software suite, which includes over 80 in silico applications. This collaboration aims to increase the data quality and value of these assets. By leveraging LENSai to refine existing lead candidates, the Company expects to improve their market readiness and commercial potential. The Company plans to soon release more details on these enhanced assets, demonstrating LENSai's utility in antibody engineering and its impact on asset value.

First Quarter FY25 Financial Results

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Revenue: Total revenue was $5.3 million, compared to revenue of $5.7 million in fiscal year 2024 (“FY24”) Q1. Project revenue generated $4.9 million, including projects using IPA’s proprietary B Cell Select® platform and IPA’s proprietary LENSai platform, compared to $5.2 million in FY24 Q1. Product sales and cryostorage revenue were $0.4 million, compared to $0.5 million in FY24 Q1.

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Research & Development (R&D) Expenses: R&D expenses were $1.6 million, compared to $0.9 million in FY24 Q1, with the increase reflecting increased expenditures related to the build of the Company's LENSai platform.

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Sales & Marketing (S&M) Expenses: S&M expenses were $0.7 million, compared to $1.1 million in FY24 Q1. The reduction in sales and marketing expenses reflect lower share-based expense and cost savings from our synergistic sales efforts across our comprehensive AI-enhanced antibody discovery and development services.

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General & Administrative (G&A) Expenses: G&A expenses were $4.2 million, compared to $4.0 million in FY24 Q1.

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Net Loss: Net loss of $4.0 million, or $(0.15) per share on a basic and diluted basis, compared to a net loss of $3.4 million or $(0.14) on a basic and diluted basis in FY24 Q1.

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Liquidity: Cash totaled $4.0 million as of July 31, 2024, compared to $6.8 million as of July 31, 2023.

Conference Call and Webcast Details

The Company will host a live conference call and webcast to discuss these results and provide a corporate update on Monday, September 16, 2024, at 10:30AM ET.

The conference call will be webcast live and available for replay via a link provided in the Events section of the Company’s IR pages at https://ir.ipatherapeutics.com/events-and-presentations/default.aspx.

***Participant Dial-In Details***

Participants call one of the allocated dial-in numbers (below) and advise the Operator of either the Conference ID 3224490 or Conference Name.

USA / International Toll +1 (646) 307-1963

USA - Toll-Free (800) 715-9871

Canada - Toronto (647) 932-3411

Canada - Toll-Free (800) 715-9871

***Webcast Details***

Attendee URL:

https://events.q4inc.com/attendee/117003036

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

Anyone listening to the call is encouraged to read the company's periodic reports available on the company’s profile at www.sedarplus.com and www.sec.gov, including the discussion of risk factors and historical results of operations and financial condition in those reports.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. (“IPA”, the “Company”) (Nasdaq: IPA) is a biotechnology company that leverages multi-omics modelling and complex artificial intelligence through a series proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and are known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). For further information, visit www.ipatherapeutics.com.

Investor Relations Contact

Kirsten Beduya

Quantum Media Group, LLC

kirsten@quantum-corp.com

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “expects” “estimates”, “intends”, “anticipates” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “would”, “might” or “will” be taken, occur or be achieved. Forward–looking statements include statements regarding our future stock price and our ability to regain compliance with Nasdaq continued listing requirements. Although the Company believes that we have a reasonable basis for each forward-looking statement, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Our actual future results may be materially different from what we expect due to factors largely outside our control, including risks and uncertainties related to market and other conditions and the impact of general economic, industry or political conditions in the United States, Canada or internationally. You should also consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. These forward–looking statements speak only as of the date of this press release and the Company undertakes no obligation to revise or update any forward–looking statements for any reason, even if new information becomes available in the future.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company’s Annual Report on Form 20-F for the year ended April 30, 2024 (which may be viewed on the Company’s SEDAR+ profile at www.sedar.comand EDGAR profile at www.sec.gov/edgar). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Source: ImmunoPrecise Antibodies Ltd.